Filed pursuant to General Instruction II.L.
of Form F-10; File number 333-209056

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated January 19, 2016

New Issue	February 23, 2016

MAG SILVER CORP.

US$65,006,500

8,905,000 COMMON SHARES

MAG Silver Corp. (the “Company”, “MAG” or “We”) is hereby qualifying for distribution 8,905,000 common shares (each an “Offered Share”) of the Company at a price (the “Offering Price”) of US$7.30 per Offered Share (the “Offering”). The Offering Price of the Offered Shares was determined by negotiation among the Company, Scotia Capital Inc., BMO Nesbitt Burns Inc. and Raymond James Ltd. (collectively, the “Lead Underwriters”) and Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., TD Securities Inc., Cormark Securities Inc., Desjardins Securities Inc. and PI Financial Corp. (together with the Lead Underwriters, the “Underwriters”). The Offering is made pursuant to an underwriting agreement dated February 22, 2016 between the Company and the Underwriters (the “Underwriting Agreement”). The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”), under the trading symbol “MAG”, and the New York Stock Exchange (“NYSE MKT”) under the trading symbol “MVG”. On February 22, 2016, being the last full trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX and NYSE MKT was C$10.95 and US$7.99, respectively. The Company has applied to list the Offered Shares on the TSX and the NYSE MKT. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE MKT.

Dr. Peter Megaw, who has provided consent to the incorporation by reference into the short form base shelf prospectus of certain technical information for which he is the responsible qualified person, resides outside of Canada and has appointed an agent for service of process in Canada. See “Agent for Service of Process”.

An investment in the Offered Shares bears certain risks. See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus.

(cover continued on next page)

Price: US$7.30 per Offered Share

	Public Offering Price		Underwriting Commission(3)		Net Proceeds to the Company(1)
Per Offered Share	US$	7.30	US$	0.365	US$	6.935
Total(2)	US$	65,006,500	US$	3,250,325	US$	61,756,175

Notes:

(1)

After deducting the commission to be paid to the Underwriters (the “Underwriting Commission”), but before deducting the expenses of the Offering, which are estimated at US$500,000 which will be paid by the Company from the proceeds of the Offering. The net proceeds payable to the Company will be derived from the sale of the Offered Shares.

(2)

The Company has granted the Underwriters an over-allotment option (the “Over-allotment Option”), exercisable in whole or in part within 30 days from the date of closing of the Offering, to purchase up to 1,335,750 additional Offered Shares at the same price as set forth above, to cover over-allotments, if any, and for market stabilization purposes. See “Plan of Distribution”. If the Over-allotment Option is exercised in full, the total public Offering Price, Underwriting Commission and net proceeds to the Company will be US$74,757,475, US$3,737,874 and US$71,019,601, respectively. This prospectus supplement and the accompanying short form base shelf prospectus also qualify under applicable Canadian securities laws the distribution of the Over-allotment Option and any Offered Shares that may be delivered upon the exercise of the Over-allotment Option.

(3)

The Underwriters will receive the Underwriting Commission equal to 5% of the gross proceeds of the Offering. However, in connection with sales of Common Shares to certain pre-identified investors as agreed by the Company and the Underwriters, subject to an aggregate amount of approximately US$9.6 million, the Underwriting Commission will be reduced to 2.5% of the gross proceeds of the sale of Common Shares to such pre-identified investors.

The following table sets out the number of Offered Shares for which the Over-allotment Option may be exercised:

	Maximum Number of Offered Shares	Exercise Period	Exercise Price
Over-allotment Option	Up to 1,335,750 Common Shares	Up to 30 days following the closing of the Offering	US$7.30 per Offered Share

When used herein, unless otherwise indicated or the context otherwise requires, all references to Offered Shares include any Common Shares issued in connection with any exercise of the Over-allotment Option.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if as and when issued, and, accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of MAG by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of the Offering, which is anticipated to be on or about March 1, 2016 or such other date as may be agreed upon between the Company and the Underwriters. See “Plan of Distribution”.

The total gross proceeds from the Offering will be US$65,006,500. The Company estimates that the net proceeds from the Offering will be approximately US$61,256,175, after deducting the Underwriting Commission of

(cover continued on next page) (ii)

US$3,250,325 and the expenses of the Offering, which are estimated to be US$500,000. If the Underwriters’ Over-allotment Option is exercised in full, the net proceeds to the Company will be approximately US$70,519,601.

After the Underwriters have made reasonable efforts to sell all of the Offered Shares, the initial Offering Price may be decreased, and further changed from time to time, to an amount not greater than the initial Offering Price. Notwithstanding any reduction by the Underwriters on the Offering Price, the Company will still receive net proceeds of US$6.935 per Offered Share purchased by the Underwriters pursuant to this Offering. See “Plan of Distribution”.

Our head office is located at 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and our registered office is located at 2600—595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

This Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and amended from time to time (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this prospectus supplement or the accompanying short form base shelf prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that MAG is incorporated under the laws of the province of British Columbia, Canada, that the majority of the Company’s officers and directors and some or all of the experts named in this prospectus supplement are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this prospectus supplement and the accompanying short form base shelf prospectus or determined if this prospectus supplement and the accompanying short form base shelf prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

(iii)

PROSPECTUS SUPPLEMENT

PROSPECTUS

(iv)

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying short form base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purpose of this Offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus and on the other information included in the registration statement of which this prospectus supplement and the accompanying short form base shelf prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement and the accompanying short form base shelf prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying short form base shelf prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus supplement and the accompanying short form base shelf prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

The Company is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law.

In this prospectus supplement and the accompanying short form base shelf prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “MAG” or the “Company”, refer to MAG Silver Corp. together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves” should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying short form base shelf prospectus, and the documents incorporated by reference herein, contain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Such forward-looking statements and information include, but are not limited to:

•	the future price of silver, gold, lead and zinc;

•	the estimation of mineral resources;

•	preliminary economic estimates relating to the Juanicipio Project (as defined herein);

•	estimates of the time and amount of future silver, gold, lead and zinc production for specific operations;

•	estimated future exploration and development expenditures and other expenses for specific operations;

•	permitting timelines;

•	the Company’s expectations regarding impairments of mineral properties;

•	the Company’s expectations regarding its negotiations with the Ejido to obtain surface access to the Cinco de Mayo Property;

•	the anticipated timing of a formal ‘production decision’ at Minera Juanicipio (as defined herein);

•	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

•	litigation risks;

•	currency fluctuations;

•	environmental risks and reclamation cost; and

•	changes to governmental laws and regulations.

When used in this prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	the use of the net proceeds from the Offering is subject to change;

•	risks related to the loss of entire investment;

•	the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States;

•	funding and property commitments that may result in dilution to the Company’s shareholders;

•	the volatility of the price of the Company’s Common Shares;

•	the uncertainty of maintaining a liquid trading market for the Company’s Common Shares;

•	the Company being a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders;

•	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

•	risks related to dilution to existing shareholders if stock options, deferred share units, or restricted share units are exercised;

•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;

•	the potential for no commercially mineable deposits due to the speculative nature of the Company’s business;

•	none of the properties in which the Company has an interest having any mineral reserves;

•	the Company’s properties are primarily in the exploration stage, and most exploration projects do not result in commercially mineable deposits;

•	estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise;

•	no guarantee of surface rights for the Company’s mineral properties;

•	no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•	risks related to all of the properties in which the Company has an interest being located in Mexico;

•	the effect of global economic and political instability on the Company’s business;

•	risks related to maintaining a positive relationship with the communities in which the Company operates;

•	risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties;

•	the Company’s history of losses and no revenues from operations;

•	risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties due to a lack of adequate funding;

•

risks related to the development of the ramp decline to access and confirm mineralization at the Juanicipio Project, particularly, Minera Juanicipio not yet having made a formal “production decision”, and no guarantee that the financial results and the contemplated development timeline will be consistent with the Juanicipio Technical Report (as defined herein);

•	risks related to a lack of access to a skilled workforce;

•	risks relating to the capital requirements for the Juanicipio Project and the timeline to production;

•	risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties;

•	risks related to the Company being a minority shareholder of Minera Juanicipio;

•	risks related to disputes with joint venture partners;

•	risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business;

•	risks related to the continued exploration on and value of the Cinco de Mayo Property;

•	the potential for legal proceedings to be brought against the Company;

•	risks related to environmental regulations;

•	the highly competitive nature of mineral exploration industry;

•	risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties;

•	the Company’s dependence upon key personnel, some of whom may not have entered into written agreements with the Company, and other qualified management;

•	the Company’s dependence on certain related party service providers (Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”)) to supervise operations in Mexico;

•	risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;

•	currency fluctuations (particularly the C$/US$ and US$/Mexican Peso exchange rates) and inflationary pressures;

•	risks related to mining operations generally;

•	risks related to fluctuation of mineral prices and marketability;

•	the Company being subject to anti-corruption laws, human rights laws and Mexican foreign investment and income tax laws;

•	the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies;

•	risks related to maintaining adequate internal control over financial reporting; and

•	funding and property commitments that may result in dilution to the Company’s shareholders.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this prospectus supplement and the accompanying short form base shelf prospectus under the headings “Risk Factors” and documents incorporated by reference herein. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone (604) 630-1399 and are also available electronically under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval, or “SEDAR”, at www.sedar.com and on the SEC’s Electronic Data Gathering and Retrieval System, or “EDGAR”, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the accompanying short form base shelf prospectus and this prospectus supplement:

1.	annual information form of the Company dated March 25, 2015 for the year ended December 31, 2014 (the “Annual Information Form” );

2.	audited consolidated financial statements of the Company as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the independent auditor’s report thereon;

3.	management’s discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2014 and 2013;

4.	unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2015 and 2014;

5.	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2015;

6.	management information circular of the Company dated for reference May 15, 2015 prepared for the purposes of the annual and special meeting of the Company held on June 22, 2015; and

7.

material change report dated April 23, 2015 relating to the announcement of exploration results from the Valdecañas Vein on the Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) Joint Venture property.

Any documents of the type required by section 11.1 of National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Company referencing incorporation by reference in this prospectus supplement, if filed by MAG with the provincial securities commissions of similar authorities in Canada after the date of this prospectus supplement and prior to the completion or termination of the Offering shall be deemed incorporated by reference into the prospectus for the purposes of the Offering. Documents referenced in any of the documents incorporated by reference in this prospectus supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this prospectus supplement are not incorporated by reference in this prospectus supplement. These documents are available through the internet on SEDAR which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus supplement and prior to the completion or termination of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). These documents are available through the internet on EDGAR which can be accessed at www.sec.gov.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

Upon our filing a new annual information form, audited annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form, annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information and material change reports filed prior to the commencement of our financial year in which the new annual financial statements are filed will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of our securities under this prospectus supplement. Upon our filing new condensed interim financial statements and the accompanying management’s discussion and analysis with the applicable securities regulatory authorities during the currency of this prospectus supplement, all condensed interim financial statements and the accompanying management’s discussion and analysis filed prior to the new condensed interim financial statements shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

References to our website in any documents that are incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement under the heading “Documents Incorporated by Reference” and in the accompanying short form base shelf prospectus under “Documents Filed as Part of the Registration Statement”, the following document has been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the Underwriting Agreement described under the heading “Plan of Distribution”.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2015	2014	2013
	US$	US$	US$
Closing	0.7233	0.8620	0.9402
High	0.8511	0.9422	1.0164
Low	0.7161	0.8589	0.9348
Average	0.7821	0.9054	0.9710

	Nine Months Ended September 30
	2015	2014	2013
	US$	US$	US$
Closing	0.7466	0.8922	0.9723
High	0.8527	0.9422	1.0164
Low	0.7455	0.8888	0.9455
Average	0.7945	0.9141	0.9773

On February 22, 2016, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7307 (US$1.00 = C$1.3685).

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the accompanying short form base shelf prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Summary Description of Business

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of mineral exploration properties, with its primary focus being silver projects located in the Mexican Silver Belt in Mexico. The principal properties of the Company include the Company’s 44% interest in the Juanicipio joint venture (the “Juanicipio Joint Venture”), a primarily silver exploration and development project (the “Juanicipio Project”), and its 100% owned Cinco de Mayo property, a silver, gold, lead and zinc exploration project (the “Cinco de Mayo Property”). The Company currently considers the Juanicipio Project and the Cinco de Mayo Property to be its material properties for the purposes of NI 43-101.

The Company also owns or holds an interest in a number of other property assets in Mexico.

Principal Projects

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District, Zacatecas State, Mexico, approximately six kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares. The Company initially acquired a 100% interest in the Juanicipio Project in 2003. From 2005 to 2007, Industrias Peñoles, S.A. De C.V. (“Peñoles”) earned a 56% interest in the Juanicipio Project by conducting U.S.$5,000,000 of exploration on the property and purchasing U.S.$1,000,000 worth of Common Shares of the Company at market price at the time of purchase. In December 2007, Minera Los Lagartos S.A. DE C.V. (“Lagartos”) and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio Project. In 2008, Peñoles transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Fresnillo is the operator of Minera Juanicipio, which is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”) and its corporate by-laws. Pursuant to the Shareholders Agreement and Minera Juanicipio’s corporate by-laws, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the Shareholders Agreement.

The major asset associated with the Juanicipio Project is a high grade silver-gold-lead-zinc epithermal vein deposit. An NI 43-101-compliant technical report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” was authored by Roscoe Postle Associates Inc. (“RPA”), dated June 12, 2014, as amended on June 30, 2014 and filed on SEDAR on July 3, 2014 (the “Juanicipio Technical Report”). Fresnillo prepares its own internal resource estimate annually and could estimate a lower grade than those in the Juanicipio Technical Report. Fresnillo’s estimates are not prepared in compliance with NI 43-101, were not used in the Juanicipio Technical Report and are not relied upon by the Company.

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty. No active exploration is currently being undertaken on the Company’s Cinco de Mayo Property, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido. Although the Company believes that the matter will ultimately be resolved, the overall timeline to a resolution is not determinable at this time. There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration.

Other Exploration Properties

The Company also holds interests in various other early stage exploration properties located in Mexico, including a property earn-in option agreement with Canasil Resources Inc. (“Canasil”). The Company has the right to elect to earn into an initial 55% interest in Canasil’s 14,719 hectare Salamandra property in Durango, Mexico by making a final option payment of C$250,000 on or before May 23, 2016. The Company has determined that it will not elect to earn into the property and will allow the option to expire, with an associated asset write down to Nil as at December 31, 2015.

The Company continues to evaluate other exploration opportunities both on currently owned properties and on new prospects.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	MAG Silver Corp.

Securities offered	8,905,000 Offered Shares at US$7.30 per Offered Share.

Common Shares outstanding as of the date hereof	69,441,386 Common Shares.

Common Shares to be outstanding upon closing of the Offering[1]	78,346,386 Common Shares. If the Over-allotment Option is exercised in full, 79,682,136 Common Shares will be outstanding upon closing of the Offering.

Over-allotment Option

The Underwriters have been granted an Over-allotment Option to purchase up to 1,335,750 additional Offered Shares at the Offering price. The Over-allotment Option is exercisable for 30 days from the date of closing of the Offering.

Use of proceeds

The net proceeds to the Company from this Offering will be approximately US$61,256,175 (or approximately US$70,519,601 if the Underwriters exercise their Over-allotment Option in full), after deducting the applicable Underwriting Commission and estimated expenses. The Company intends to use the net proceeds of the Offering for working capital requirements and for funding its 44% share of underground development, mine capital expenditures and ongoing exploration for the Juanicipio Project through 2017 and into 2018.

Stock Exchange symbols	The Common Shares are listed on the TSX and on the NYSE MKT under the symbol “MAG” and “MVG”, respectively.

Income Tax considerations

Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Common Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Risk Factors

See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

[1]

This number assumes there will be no exercise of outstanding stock options, RSUs or DSUs from the date of this prospectus supplement until the closing of the Offering. As of February 22, 2016, 3,809,105 stock options, having a weighted average price of C$8.71, 156,330 RSUs and PSUs and 300,541 DSUs are outstanding.

RISK FACTORS

Investing in our Offered Shares involves a high degree of risk. In addition to the other information contained in this prospectus supplement and the documents incorporated for reference, you should carefully consider the risks described below together with other risks described under the “Risk Factors” section of the accompanying short form base shelf prospectus before purchasing our Offered Shares. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus, including our consolidated financial statements and related notes.

Risks Relating to the Offering and the Company’s Securities

The use of the net proceeds from the Offering is subject to change.

We currently intend to allocate the net proceeds we will receive from the Offering as described under “Use of Proceeds” of this prospectus supplement. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “Use of Proceeds” if management believes it would be in the Company’s best interests to do so. The shareholders of the Company may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on the Company’s business.

An investment in the Offered Shares may result in the loss of an investor’s entire investment.

An investment in the Offered Shares of the Company is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The Company, its principals and assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.

All of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

Funding and property commitments may result in dilution to the Company’s shareholders.

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company (the “Board”) has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE MKT or achieve listing on any other public listing exchange.

The Company is a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. Holders of Offered Shares.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that MAG was a PFIC for the 2015 financial year. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.

The Company has common share equivalents issued consisting of Common Shares issuable upon the exercise of outstanding exercisable stock options or issuable upon the conversion of restricted share units (“RSUs”) and deferred share units (“DSUs”) each convertible into one Common Share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options. RSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, stock options, RSUs and DSUs. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

The Company has not paid dividends and may not pay dividends in the foreseeable future.

Payment of dividends on the Company’s Common Shares is within the discretion of the Board and will depend upon the Company’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

USE OF PROCEEDS

The Company estimates that its net proceeds from the Offering will be approximately US$61,256,175, after deducting the Underwriting Commission of US$3,250,325 and our expenses of the Offering, which are estimated to be US$500,000. If the Underwriters’ Over-allotment Option is exercised in full, the net proceeds to MAG will be approximately US$70,519,601.

The Company intends to use the net proceeds of the Offering as follows:

	Net Proceeds		Net Proceeds (including the Over-allotment Option
	(US$ Millions)		(US$ Millions)
Development expenditures at the Juanicipio Project (2016-2018)	US$	50.0	US$	50.0
Development contingency at the Juanicipio Project	US$	—	US$	7.5
Exploration expenditures at the Juanicipio Project	US$	5.0	US$	5.0
Working capital and general corporate purposes(1)	US$	6.25	US$	8.0

Total:	US$	61.25	US$	70.5

Note:

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.

US$50 million of the net proceeds of the Offering (US$50 million if the Over-allotment Option is exercised in full) will be used to satisfy the Company’s obligations to fund its 44% pro rata interest in the development of the Juanicipio Project. The Company has an obligation to fund its 44% pro rata interest in the exploration and development of the Juanicipio Project in order to maintain its proportionate ownership in the project and to avoid dilution. Although no feasibility study has been prepared in respect of the Juanicipio Project and no formal production decision has been made (see “Risks Relating to Development of Juanicipio Project” in the accompanying short form base shelf prospectus), underground development was commenced by the Company’s joint venture partner, Fresnillo, in late 2013 and has been ongoing since. In addition, Fresnillo has publicly reported that it expects that the Juanicipio Project will be in production during 2018. The Company believes this timeline to production is reasonable and attainable, and is consistent with the timetable laid out in the Juanicipio Technical Report, although the actual schedule to production is still under review by Minera Juanicipio.

The Juanicipio Technical Report, which recommended the advancement of the Juanicipio Project, provides the framework to guide the continued advancement of the project, and estimated total project capital at US$302 million (MAG’s share is US$133 million), inclusive of capitalized operating costs:

Summary of Capital Costs per the Juanicipio Technical Report

	Summary of Capital Costs (US$M)
Area	Project Total	MAG’s Share	Fresnillo’s Share

Mine	$102	$45	$57
Mill	58	25.5	32.5
Infrastructure	34	15	19
Indirects	77	34	43
Contingency	31	13.5	17.5

Total	$302	$133	$169

Totals do not necessarily equal the sum of the components due to rounding adjustments

The majority of these capital costs are expected to be incurred in the latter part of the development schedule. According to the timeline in the Juanicipio Technical Report, the first 33 months of development focuses primarily on the ramp decline. In 2015, the decline development reached consistently better rock quality, and the ramp development advance rate is now exceeding the levels envisioned in the Juanicipio Technical Report (115 metres per month). The cumulative ramp advance has now surpassed 2,400 metres, and the ramp decline is expected to be into the resource by the end of 2016 or early 2017, at which time lateral stope development is expected to commence.

The preliminary 2016 Minera Juanicipio Development Budget is approximately $12.8 million (MAG’s 44% share is $5.6 million), and continues to be designated primarily for continued ramp advancement and associated underground mining infrastructure as outlined in the Juanicipio Technical Report, as well as some metallurgical and geotechnical studies. Although not yet approved by Minera Juanicipio, there may be certain mine and mill capital expenditures with long lead times, requiring advance payments and deposits some time in the second half of 2016.

To December 31, 2015, approximately US$24 million has been funded by the joint venture partners (MAG’s share funded to date is approximately US$11 million), leaving approximately US$278 million (MAG’s 44% share is approximately US$122 million) of remaining mine development expenditures to complete the Juanicipio mine according to the Juanicipio Technical Report.

Given the progress to date, and the Company’s current cash on hand (last reported at US$77 million as at September 30, 2015), the Company estimates and believes that it will have enough cash after giving effect to the Offering and any Over-allotment Options exercised, to fully fund its 44% of development cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report. In addition, if the Over-allotment Option is exercised in full, US$7.5 million of the net proceeds will be used as a contingency for MAG’s 44% development commitments, over and above the US$31 million contingency (MAG’s 44% share is US$13.5 million contingency) included in the Juanicipio Technical Report. However, should the scale and scope of the development change, or should the required capital to complete the development exceed the amount envisioned in the Juanicipio Technical Report, the Company’s cash resources even after giving effect to the Offering, may not be sufficient to fund its 44% share of the project development. The preliminary economic assessment set out in the Juancipio Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment set out in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to capital and operating costs, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the Juanicipio Technical Report. (See “Risks Relating to Development of Juanicipio Project” in the accompanying short form base shelf prospectus). It is unlikely that the Company will generate sufficient operating cash flow to meet any additional capital obligations not envisioned in the Juanicipio Technical Report. Accordingly the Company may need to raise significant additional capital in the future over and above the current Offering under such circumstances.

US$5 million of the net proceeds of the Offering (US$5 million if the Over-allotment Option is exercised in full) will be used to satisfy the Company’s obligations to fund its 44% pro rata interest in the exploration of the Juanicipio Project through approximately 2018. The costs of proposed exploration by Minera Juanicipio in 2016 is approximately $3.2 million (MAG’s 44% share is $1.4 million) and is anticipated to be at similar levels for subsequent years. This exploration aims to seek new veins and look to trace structures and veins in neighbouring parts of the district onto the Minera Juanicipio joint venture ground. In addition, after reviewing exploration results of four new deep exploration holds in 2015, Fresnillo and MAG jointly agreed to an additional 10,000 metre U.S.$1.5 million (MAG’s 44% share is U.S.$0.66 million) drill program to further delineate the extent of the new deep zone. This drill program was already funded in 2015, and is currently underway and may warrant further exploration once assays are received and interpreted. At this time, all assays from the program are pending.

US$6.25 million of the net proceeds of the Offering (US$8 million if the Over-allotment Option is exercised in full) will be used primarily for working capital and general and administrative expenses and the evaluation of strategic growth opportunities.

If the Underwriters’ Over-allotment Option is exercised in whole or in part, the Company will use the additional net proceeds from such exercise for advancement of its Juanicipio Project and for general corporate purposes.

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

As the Company currently has no operating revenues, it experienced a negative operating cash flow for the year ended December 31, 2014, and it expects to experience a negative operating cash flow for the 2015 and 2016 financial years. As noted above, the Company intends for the majority of the net proceeds of the Offering to be used to fund underground development, mine capital expenditures, and ongoing exploration for the Juanicipio Project through 2018.

PRIOR SALES

The Company issued the following Offered Shares and securities convertible into such Offered Shares during the 12-month period prior to the date hereof.

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share (C$)	Reason for Issuance
February 20, 2015	14,000	$7.42	Exercise of options
February 23, 2015	61,000	$7.42	Exercise of options
February 26, 2015	25,000	$7.42	Exercise of options
March 20, 2015	50,000	$7.42	Exercise of options
March 25, 2015	919	$7.42	Exercise of options
June 4, 2015	60,000	$5.86	Exercise of options
June 18, 2015	5,000	$5.86	Exercise of options
June 23, 2015	10,800	$5.86	Exercise of options
August 17, 2015	5,000	$5.86	Exercise of options
October 5, 2015	5,000	$5.86	Exercise of options
October 6, 2015	5,000	$5.86	Exercise of options
October 7, 2015	800	N/A	Redemption of RSUs
October 15, 2015	5,230	$9.92	Cashless exercise of options
October 15, 2015	55,000	$9.92	Exercise of options
October 14, 2015	20,000	$9.92	Exercise of options
October 14, 2015	5,000	$9.92	Exercise of options
October 14, 2015	15,000	$9.92	Exercise of options
October 15, 2015	5,561	$9.92	Cashless exercise of options
October 15, 2015	3,774	$9.92	Cashless exercise of options
November 16, 2015	33,045	$5.86	Cashless exercise of options
November 16, 2015	100	$9.92	Cashless exercise of options
February 8, 2016	5,000	$5.86	Exercise of options
February 12, 2016	20,000	$9.15	Exercise of options
February17, 2016	3,000	$5.86	Exercise of options
February 18, 2016	6000	$10.44	Exercise of options

Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price (C$)	Reason for Issuance
June 23, 2015	203,750	10.02	2015 option grant
December 4, 2015	432,500	9.28	2016 option grant

Restricted and Performance Share Units under the Share Unit Plan (“RSUs” and “PSUs”)

Date of Grant	Number Granted	Share Unit Value (C$)	Reason for Issuance
June 23, 2015	19,960 (RSUs)	10.02	2015 grant
December 4, 2015	81,892 (PSUs)	9.28	2016 grant

Deferred Share Units (“DSUs”)

Date of Grant	Number of DSUs Granted	DSU Value (C$)	Reason for Issuance
April 28, 2015	7,948	7.61	Elected DSUs for director fees
June 23, 2015	67,365	10.02	Director 2015 grant
June 30, 2015	7,332	9.92	Elected DSUs for director fees
September 30, 2015	6,108	9.35	Elected DSUs for director fees
December 4, 2015	56,567	9.28	Director 2016 grant
December 18, 2015	24,916	8.99	Elected DSUs for partial payment of CEO bonus
December 31, 2015	31,749	9.82	Elected DSUs for director fees

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX (trading symbol: MAG) and the NYSE MKT (trading symbol: MVG). The following tables set out the market price range and trading volumes of the Common Shares on the TSX and NYSE MKT for the periods indicated below. The share prices referenced below for Common Shares listed and posted for trading on the TSX are referenced in Canadian dollars and the share prices referenced below for Common Shares listed on the NYSE MKT are referenced in U.S. dollars.

Toronto Stock Exchange

Month	High (C$)	Low (C$)	Volume
February 2015	9.54	7.93	2,737,506
March 2015	9.17	7.45	4,541,674
April 2015	8.78	6.90	5,751,123
May 2015	9.31	8.16	2,339,125
June 2015	10.35	8.58	4,042,571
July 2015	10.20	8.13	2,914,880
August 2015	10.45	8.91	3,018,952
September 2015	9.95	8.60	2,072,002
October 2015	10.80	9.18	3,443,740
November 2015	9.63	8.67	2,757,770
December 2015	10.23	8.80	4,673,947
January 2016	10.14	8.79	3,295,028
February 1 – 22, 2016	11.42	9.11	3,120,779

New York Stock Exchange

Month	High (US$)	Low (US$)	Volume
February 2015	7.59	6.30	777,967
March 2015	7.34	5.83	1,756,713
April 2015	7.34	5.57	1,499,249
May 2015	7.81	6.71	901,696
June 2015	8.45	6.90	1,097,715
July 2015	8.06	6.21	878,430
August 2015	7.98	6.74	819,515
September 2015	7.52	6.47	874,571
October 2015	8.35	6.92	903,671
November 2015	7.28	6.50	955,484
December 2015	7.38	6.32	1,262,292
January 2016	7.24	6.12	802,414
February 1 – 22, 2016	8.25	6.52	809,177

CONSOLIDATED CAPITALIZATION

Since September 30, 2015, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital other than as outlined under “Prior Sales”. For information on the issuance of Common Shares pursuant to the exercise of options pursuant to our incentive stock option plan, see “Prior Sales”.

The following table sets forth our cash and cash equivalents, long term debt and capitalization as of September 30, 2015 on an actual basis and as adjusted to give effect to this Offering as though it had occurred on such date. This table should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2015, including the notes thereto.

	As at September 30, 2015 before giving effect to the Offering		As at September 30, 2015 after giving effect to Offering(2)			As at September 30, 2015 after giving effect to the Offering and the exercise of Over-allotment Option
Cash	US$	77,368,632	US$	138,624,807	(1)	US$	147,888,233	(1)
Long term financial liabilities		US$ nil		US$ nil			US$ nil
Outstanding Common Shares (unlimited authorized)		69,253,876		78,158,876			79,494,626
Share capital (unlimited authorized)	US$	260,201,441	US$	325,207,941		US$	334,958,916
Trade and other payables	US$	576,806	US$	576,806		US$	576,806

Notes:

(1)	After deduction of the Underwriting Commission and the estimated expenses of the Offering.
(2)	Assumes no exercise of the Over-allotment Option.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this prospectus supplement, we had 69,441,386 Common Shares and nil preferred shares issued and outstanding. In addition, as of the date of this prospectus supplement, there were 4,265,976 Common Shares issuable upon the exercise of outstanding stock options, RSUs and PSUs or DSUs.

Common Shares

The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available for such purpose and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

On January 18, 2008, the shareholders of the Company approved a shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. The Rights Plan provides for expiry at the end of the third annual general meeting of the Company’s shareholders following initial approval, unless renewed by the shareholders. On February 22, 2009, the Board approved certain amendments (the “Amendments”) to the Rights Plan in the form of an amended and restated shareholder rights plan agreement. On March 24, 2009, the Amendments were approved by the Company’s shareholders at the annual and special meeting of shareholders and by the TSX. On May 14, 2010, the Board approved the continuation of the Rights Plan. On June 22, 2010, the continuation was approved by the shareholders at the annual and special meeting of Shareholders and by the TSX. On May 13, 2013, the Board again approved the continuation of the Rights Plan. On June 18, 2013, the continuation of the Rights Plan was approved at the annual and special meeting of shareholders and by the TSX.

Dividend Policy

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

PLAN OF DISTRIBUTION

The Offering

Pursuant to the Underwriting Agreement dated February 22, 2016 between the Company and the Underwriters, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, the Offered Shares at the Offering Price, payable in cash to the Company, against delivery of the certificates representing the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. However, the Underwriters are not required to take or pay for the Offered Shares covered by the Over-allotment Option described below.

The Offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective duly registered U.S. or Canadian broker-dealer affiliates or agents, as applicable.

The Company has granted the Underwriters the Over-allotment Option to buy up to 1,335,750 additional Offered Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the Offering and for market stabilization purposes. The Underwriters have 30 days from the closing of the Offering to exercise this option. If the Underwriters exercise this option, they will each purchase Over-allotment Shares approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this prospectus supplement and the accompanying short form base shelf prospectus also qualify the grant of the Over-allotment Option and the distribution of the additional Offered Shares issuable on exercise of the Over-allotment Option.

The Offering Price was determined by negotiation between the Company and the Underwriters in accordance with the policies of the TSX.

The Company has agreed to indemnify the Underwriters, and certain of their related parties, insofar as any losses, claims, damages, liabilities, costs and expenses caused by or arising directly or indirectly by reason of the transactions contemplated in the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, damages, liabilities, costs or expenses which have resulted from the gross negligence, fraud or willful misconduct.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriting Commission (5% of the gross proceeds of the Offering) in consideration for the services rendered in connection with the Offering. However, in connection with sales of Common Shares to certain pre-identified investors as agreed by the Company and the Underwriters, subject to an aggregate amount of approximately US$9.6 million, the Underwriting Commission will be reduced to 2.5% of the gross proceeds of the sale of Common Shares to such pre-identified investors. In connection with the Offering, H.C. Wainwright & Co. LLC was appointed as a selling group member. The Company has agreed to reimburse the Underwriters for reasonable fees and expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering, as further described in the Underwriting Agreement. The Underwriters will not receive any other fee or commission from the Company in connection with the completion of the Offering.

The Company has agreed for a period of 90 days following the closing date not to issue, authorize or agree to issue or approve for issuance any Common Shares of the Company or any securities convertible or exchangeable for or exercisable to acquire Common Shares of the Company, subject to certain limited exceptions. In addition, the Company has agreed to cause each of its directors and senior officers to enter into lock-up agreements with the Lead Underwriters evidencing their agreement not to offer, sell or resell any Common Shares or financial instruments or securities convertible into or exercisable or exchangeable for Common Shares held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, subject to certain limited exceptions.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price of the Offered Shares may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by those Underwriters who sell their proportionate share of the Offered Shares at a reduced price will be decreased by the amount that the aggregate price paid by purchasers for such Offered Shares is less than the price paid by the applicable Underwriters to the Company. Notwithstanding any reduction by the Underwriters in the Offering Price of the Offered Shares, the Company will still receive net proceeds of US$6.935 per Offered Share after payment of the Underwriting Commission.

Subscriptions for the Offered Shares will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

MAG has applied to list the Common Shares distributed under this short form prospectus on the TSX and NYSE MKT, including any Common Shares issued in connection with any exercise of the Over-allotment Option. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and NYSE MKT.

Copies of this prospectus supplement and the accompanying short form base shelf prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters, in addition to being made available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The representatives of the Underwriters may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives of the Underwriters will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

Settlement

It is expected that delivery of the Offered Shares offered hereby will be made against payment therefor on or about the closing date, which will be more than three business days following the date of this prospectus (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the closing date will be required, by virtue of the fact that the Offered Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the closing date should consult their own advisors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters and who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to the CRA.

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose

Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security”, as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Tax Proposals revealed July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of dispositions or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 381/3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The adjusted cost basis to a Resident Holder of an Offered Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 10 2⁄3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) on its “aggregate investment income” for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty.

For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares).

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NYSE MKT), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the subheading “Residents of Canada – Dispositions of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares that are applicable to U.S. Holders, as defined below, that acquire Offered Shares pursuant to this offering. This discussion is not a complete analysis or listing of all possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote. In addition, this description does not address the tax treatment of special classes of U.S. Holders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons who acquired Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) persons subject to the alternative minimum tax, (x) dealers or traders in securities or currencies, (xi) holders whose functional currency is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this section, a “U.S. Holder” is (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) of a pass-through entity that acquire Offered Shares should consult their tax advisors regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Company has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions the Company has reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Offered Shares.

Passive Foreign Investment Company Considerations

Special and generally unfavourable U.S. federal income tax rules may apply to a U.S. Holder if its holding period in Offered Shares includes any period during a taxable year of the Company in which the Company is a PFIC. A non-United States corporation is a passive foreign investment company (“PFIC”) for each taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets are assets that either produce or are held for the production of passive income. Special rules apply to corporations where at least 25% of the stock by value, is owned, directly or indirectly, by a non-United States corporation (“Lower-Tier Corporation”). For purposes of determining whether the Company is a PFIC, it will be treated as if it held its proportionate share of the assets of any Lower-Tier Corporation and received directly its proportionate share of the income of any Lower-Tier Corporation.

Based on the scope of its current and projected operations, the Company believes that it was a PFIC in 2015, is currently a PFIC and may remain a PFIC in future years. The determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Company will generally continue to be treated as a PFIC to such holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company is a PFIC, and a U.S. Holder does not make a timely QEF (as defined below) or mark-to-market election (a “Non-Electing Holder”), then special taxation rules will apply to (i) gains realized on the disposition of such U.S. Holder’s Offered Shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Offered Shares and all excess distributions on its Offered Shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. A Non-Electing Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.

Some of the companies in which the Company holds an interest likely will be treated as PFICs for U.S. federal income tax purposes. In addition, some of those companies may hold interests in companies that are also treated as PFICs. U.S. Holders of Offered Shares will generally be treated as owning an indirect equity interest in any such PFICs (“Lower-Tier PFICs”) and could be subject to certain adverse tax consequences.

If the Company is a PFIC during any year and the Company owns an indirect interest in any Lower-Tier PFICs during such year, U.S. Holders will be treated as owning directly such proportionate amount (by value) of the

Company’s direct or indirect interests in the Lower-Tier PFICs. Accordingly, a U.S. Holder will be subject to the adverse tax consequences described above with respect to any excess distributions made by such Lower-Tier PFIC, any gain on the disposition by the Company (or another Lower-Tier PFIC) of the Company’s (or its) equity interest in such Lower-Tier PFIC treated as indirectly realized by such U.S. Holder, and any gain treated as indirectly realized by such U.S. Holder on the disposition of its ownership of the Offered Shares which may arise even if such U.S. Holder realizes an overall net loss on such disposition. Such amount will not be reduced by the Company’s expenses or losses, but any income recognized may increase such U.S. Holder’s tax basis in its Offered Shares. Furthermore, any gain realized on the direct or indirect disposition by a U.S. Holder of an interest in a Lower-Tier PFIC will not be able to be offset by any loss realized on the direct or indirect disposition of other Lower-Tier PFICs.

Accordingly, U.S. Holders should be aware that such U.S. Holder could be subject to tax even if no distributions are received from the Company and no redemptions or other dispositions of Offered Shares are made. The Company may not be able to provide U.S. Holders with the information that would be necessary to calculate the amount, if any, of such tax that may be due.

Under the Code, a U.S. Holder of shares of a PFIC may make an election to treat the Company as a “qualified electing fund” (“QEF”) with respect to shares of the PFIC. Upon request, the Company expects to provide U.S. Holders with the information that is necessary to make a QEF election. If a U.S. Holder were eligible for and timely made a QEF election, such U.S. Holder would include in income each year for which the Company is a PFIC (and be subject to current U.S. federal income tax on) such U.S. Holder’s pro rata share of the Company’s ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the Company’s taxable year that ends with or within such U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed. A U.S. Holder’s adjusted tax basis in the Offered Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in a U.S. Holder’s adjusted tax basis in the Company’s Offered Shares and would not be taxed again. A U.S. Holder would not, however, be entitled to a deduction for such U.S. Holder’s pro rata share of any losses that the Company incurred with respect to any year. In certain cases in which the Company did not distribute all of its earnings in a taxable year, a U.S. Holder might also be permitted to elect to defer payment of some or all of the taxes on the Company’s income, subject to an interest charge on the deferred amount. U.S. Holders would generally recognize capital gain or loss on the sale, exchange or other disposition of Offered Shares. U.S. Holders would generally make a QEF election with respect to the first year during which the Company were at any time a PFIC by filing the appropriate form with such U.S. Holder’s U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS. U.S. Holders are urged to consult their own tax advisors as to the consequences of making a QEF election.

If the Company is a PFIC and the Offered Shares are considered “marketable stock” for purposes of the PFIC rules, a U.S. Holder may avoid the imposition of the additional tax and interest described above by making a mark-to-market election in the first year of its holding period in such Offered Shares. The Offered Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the NYSE and TSX meet this test, and accordingly, provided that the Offered Shares are regularly traded on the NYSE or TSX, a U.S. Holder should be able to make a mark-to-market election with respect to the Offered Shares if the Company is classified as a PFIC. If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder must include in ordinary income for each taxable year for which the election is in effect, and during which the Company is a PFIC, an amount equal to the excess, if any, of the fair market value of its Offered Shares as of the close of the taxable year over its adjusted tax basis in the Offered Shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Offered Shares over the fair market value of the Offered Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. A mark-to-market election is not available for shares of Lower-Tier PFICs because such shares are not marketable stock (as described above), and therefore U.S. Holders may be subject to the adverse tax consequences described above with respect to any interests in a Lower-Tier PFIC. U.S. Holders are urged to consult their own tax advisors as to the consequences of making a mark-to-market election.

Notwithstanding any election made with respect to Offered Shares, dividends received with respect to the Company’s shares will not constitute qualified dividends (as defined below) if the Company is a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividends are not eligible for taxation at the reduced tax rate discussed below in “United States Income Tax Considerations – Distributions.” Instead, such dividends would be subject to tax at ordinary income rates.

If the Company is a PFIC, each U.S. Holder of Offered Shares may be required to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such U.S. Holder. U.S. Holders are urged to consult their own tax advisors as to the requirement to file an annual report and the penalties that may apply for failing to file such annual report.

Distributions

Subject to the discussion of the PFIC rules above, the gross amount of any distribution paid by the Company will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by U.S. Holders as ordinary income on the date that the U.S. Holder actually or constructively receives its distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a qualified foreign corporation (“QFC”) may be eligible for reduced rates of taxation (“qualified dividends”). A QFC includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Treaty meets these requirements, and the Company believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a QFC with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s Offered Shares are readily tradeable on an established securities market in the U.S.; however, there can be no assurance that the Offered Shares will be considered readily tradeable on an established securities market in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends (see “United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”).

To the extent a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of a U.S. Holder’s Offered Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon a subsequent disposition of the Offered Shares), with any amount that exceeds the U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). However, the Company does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution with respect to Offered Shares will constitute ordinary dividend income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the Offered Shares will be treated as foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability.

Alternatively, U.S. Holders may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes, but only for a year in which such U.S. Holder elects to do so for all creditable taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of distributions paid in any foreign currency will be included by U.S. Holders in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, U.S. Holders should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency as distributions. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the discussion of the PFIC rules discussed above, U.S. Holders generally will recognize gain or loss upon the taxable sale, exchange or other disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Offered Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at preferred rates. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder’s initial tax basis in the Offered Shares will be the U.S. dollar value of the Canadian dollar denominated purchase price determined on the date of purchase. If the Offered Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such Offered Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Canadian dollars and the immediate use of that currency to purchase common shares will generally not result in taxable gain or loss for a U.S. Holder.

Gain or loss, if any, that U.S. Holders realize upon a sale, exchange or other taxable disposition of Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Offered Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If U.S. Holders receive any foreign currency on the sale of Offered Shares, U.S. Holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Offered Shares and the date the sale proceeds are converted into U.S. dollars.

Additional Tax on Passive Income

An additional 3.8% tax is generally imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (1) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (2) other gross income from a passive trade or business; and (3) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, dividends on, and capital gains from the sale or other taxable disposition of, the Offered Shares may be subject to this additional tax.

United States Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. In addition, U.S. return disclosure obligations (and related penalties for failure to disclose) are imposed on United States individuals who hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include the Offered Shares. U.S. Holders of Offered Shares are urged to consult with their tax advisors regarding the requirements of filing any information returns.

Dividends on Offered Shares and proceeds from the sale or other disposition of Offered Shares that are paid in the United States or by a United States-related financial intermediary will be subject to United States information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (at a 28% rate) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are Deloitte LLP, Chartered Professional Accountants, 2800 — 1055 Dunsmuir Street, Vancouver, British Columbia.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

INTEREST OF EXPERTS

The technical information, mineral resource estimates and economic estimates relating to the Juanicipio Project, the Cinco de Mayo Property and the Company’s other properties contained in this prospectus supplement and the accompanying short form base shelf prospectus, have been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons are named as having prepared or certified a report under NI 43-101 referenced in the accompanying short form base shelf prospectus, either directly or in a document incorporated by reference.

•

David Ross, P.Geo., Jason Cox, P.Eng., and Holger Krutzelmann, P.Eng. are the authors responsible for the preparation of the Technical Report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico”, dated June 12, 2014, as amended on June 30, 2014 and filed on SEDAR on July 3, 2014. This report replaces and supercedes the previously filed reports with respect to the Juanicipio Project.

•

David Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc., is the sole author responsible for the preparation of the Technical Report dated November 14, 2012 entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico” and the Technical Report dated September 10, 2010 entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico”.

•

Dr. Peter Megaw, Ph.D., C.P.G., and a Qualified Person as defined under NI 43-101, has prepared, supervised the preparation of or reviewed certain parts of the documents incorporated by reference in the accompanying short form base shelf prospectus that are of a scientific or technical nature.

Deloitte LLP, Chartered Professional Accountants, have prepared a report of an independent auditor’s report dated March 25, 2015 in respect of the Company’s consolidated financial statements as at December 31, 2014 and 2013. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, Canada.

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates, other than Dr. Peter Megaw who is a shareholder of the Company and holds approximately 0.5% of the outstanding securities of the Company. Cascabel and IMDEX, of which Dr. Peter Megaw is a principal, is entitled to a 2.5% net smelter return (“NSR”) royalty on the Guigui mining concessions, and the principals of Cascabel and IMDEX are entitled to a 2.5% NSR royalty on the Cinco de Mayo Property.

AGENT FOR SERVICE OF PROCESS

Dr. Peter Megaw resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Dr. Peter Megaw	MAG Silver Corp.
770 – 800 West Pender Street, Vancouver, British
Columbia, Canada V6C 2V6

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company. The partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws. See “Risk Factors”.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of MAG Silver Corp. at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone: (604) 630-1399, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 19, 2016

U.S.$75,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Units

Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of MAG Silver Corp. (“MAG” or the “Company”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to U.S.$75,000,000. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MAG” and on the NYSE Market LLC (“NYSE MKT”) under the symbol “MVG”. On January 18, 2016, the last trading day before the date hereof, the closing price per share of our common shares was C$9.53 on the TSX and U.S.$6.55 on the NYSE MKT. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, some or all of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and many of our assets are located outside of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

Our head office is located at 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and our registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Dr. Peter Megaw, who has provided a consent to the incorporation by reference into this base shelf prospectus of certain technical information for which he is the responsible qualified person, resides outside of Canada and has appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “U.S.$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “MAG” or the “Company”, refer to MAG Silver Corp. together with our subsidiaries.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference and any prospectus supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Technical disclosure regarding our properties included herein or in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance

i

imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by companies that report in accordance with U.S. standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. Such forward-looking statements and information include, but are not limited to:

•	the future price of silver, gold, lead and zinc;

•	the estimation of mineral resources;

•	preliminary economic estimates relating to the Juanicipio Project (as defined herein);

•	estimates of the time and amount of future silver, gold, lead and zinc production for specific operations;

•	estimated future exploration and development expenditures and other expenses for specific operations;

•	permitting timelines;

•	the Company’s expectations regarding impairments of mineral properties;

•	the Company’s expectations regarding its negotiations with the Ejido to obtain surface access to the Cinco de Mayo Property;

•	the anticipated timing of a formal ‘production decision’ at Minera Juanicipio (as defined herein);

•	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

•	litigation risks;

•	currency fluctuations;

•	environmental risks and reclamation cost; and

•	changes to governmental laws and regulations.

When used in this prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	the potential for no commercially mineable deposits due to the speculative nature of the Company’s business;

•	none of the properties in which the Company has an interest having any mineral reserves;

•	the Company’s properties are primarily in the exploration stage, and most exploration projects do not result in commercially mineable deposits;

•	estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise;

•	no guarantee of surface rights for the Company’s mineral properties;

•	no guarantee of the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•	risks related to all of the properties in which the Company has an interest being located in Mexico;

•	the effect of global economic and political instability on the Company’s business;

•	risks related to maintaining a positive relationship with the communities in which the Company operates;

•	risks related to the Company’s ability to finance substantial expenditures required for commercial operations on its mineral properties;

•	the Company’s history of losses and no revenues from operations;

•	risks related to the Company’s ability to arrange additional financing, and possible loss of the Company’s interests in its properties due to a lack of adequate funding;

•	risks related to the development of the ramp decline to access and confirm mineralization at the Juanicipio Project, particularly, Minera Juanicipio not yet having made a formal “production decision”, and no guarantee that the financial results and the contemplated development timeline will be consistent with the Juanicipio Technical Report (as defined herein);

•	risks related to a lack of access to a skilled workforce;

•	risks relating to the capital requirements for the Juanicipio Project and the timeline to production;

•	risks related to title, challenge to title, or potential title disputes regarding the Company’s mineral properties;

•	risks related to the Company being a minority shareholder of Minera Juanicipio;

•	risks related to disputes with joint venture partners;

•	risks related to the influence of the Company’s significant shareholders over the direction of the Company’s business;

•	risks related to the continued exploration on and value of the Cinco de Mayo Property;

•	the potential for legal proceedings to be brought against the Company;

•	risks related to environmental regulations;

•	the highly competitive nature of mineral exploration industry;

•	risks related to equipment shortages, access restrictions and lack of infrastructure on the Company’s mineral properties;

•	the Company’s dependence upon key personnel, some of whom may not have entered into written agreements with the Company, and other qualified management;

•	the Company’s dependence on certain related party service providers (Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”)) to supervise operations in Mexico;

•	risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;

•	currency fluctuations (particularly the C$/U.S.$ and U.S.$/Mexican Peso exchange rates) and inflationary pressures;

•	risks related to mining operations generally;

•	risks related to fluctuation of mineral prices and marketability;

•	the Company being subject to anti-corruption laws, human rights laws and Mexican foreign investment and income tax laws;

•	the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies;

•	risks related to maintaining adequate internal control over financial reporting;

•	funding and property commitments that may result in dilution to the Company’s shareholders;

•	the volatility of the price of the Company’s Common Shares;

•	the uncertainty of maintaining a liquid trading market for the Company’s Common Shares;

•	the Company being a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders;

•	the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States;

•	all of the Company’s assets being located outside of Canada;

•	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

•	risks related to dilution to existing shareholders if stock options are exercised;

•	risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares of the Company;

•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future;

•	the absence of a market through which the Company’s securities, other than Common Shares, may be sold; and

•	risks related to the debt securities being unsecured.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this prospectus under the heading “Risk Factors” and documents incorporated by reference herein. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

v

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6, telephone (604) 630-1399 and are also available electronically under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.

The following documents filed by the Company with the various securities commissions or similar authorities in the Provinces of Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

1.	annual information form of the Company dated March 25, 2015 for the year ended December 31, 2014 (the “Annual Information Form”);

2.	audited consolidated financial statements of the Company as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the independent auditor’s report thereon;

3.	management’s discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2014 and 2013;

4.	unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2015 and 2014;

5.	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2015;

6.	management information circular of the Company dated for reference May 15, 2015 prepared for the purposes of the annual and special meeting of the Company held on June 22, 2015; and

7.	material change report dated April 23, 2015 relating to the announcement of exploration results from the Valdecañas Vein on the Minera Juanicipio S.A. de C.V. Joint Venture property.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

ADDITIONAL INFORMATION

A registration statement on Form F-10 has been filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this short form prospectus constitutes a part, contains additional information not included in this short form prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.

In addition to the Company’s continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance therewith the Company files with or furnishes to the SEC reports and other information. The reports and other information that the Company files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Company has filed with the SEC may be read at the SEC’s public reference room at Room 1500, 100 F Street N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement on Form F-10 of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Deloitte LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31,
	2014	2013	2012
	U.S.$	U.S.$	U.S.$
Closing	0.8620	0.9402	1.0051
High	0.9422	1.0164	1.0299
Low	0.8589	0.9348	0.9599
Average	0.9052	0.9707	1.0006

	Nine Months Ended September 30,
	2015	2014	2013
	U.S.$	U.S.$	U.S.$
Closing	0.7466	0.8922	0.9723
High	0.8527	0.9422	1.0164
Low	0.7455	0.8888	0.9455
Average	0.7937	0.9137	0.9770

On January 18, 2016, the noon exchange rate as quoted by the Bank of Canada was C$1.00 = U.S.$ 0.6893 (U.S.$1.00 = C$1.4507).

THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.” On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.” On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

The Company’s head office is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. The Company’s registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Intercorporate Relationships

The following chart illustrates the Company’s significant subsidiaries, including the jurisdiction of incorporation of each company and its properties.

(1)	The Company is the registered owner of 99% of the issued Class I shares of Minera Pozo Seco S.A. de C.V. (“Pozo Seco”), a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Pozo Seco are held by Dan MacInnis, a director of the Company, on behalf of the Company.
(2)	The Company is the registered owner of 99% of the issued Class I shares of Minera Sierra Vieja S.A. de C.V. (“Sierra Vieja”), a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Sierra Vieja are held by Dan MacInnis, a director of the Company, on behalf of the Company.
(3)	The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C.V. (“Lagartos”), a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company, on behalf of the Company.
(4)	Lagartos is the registered owner of a 44% interest in Minera Juanicipio, S.A. De C.V. (“Minera Juanicipio”), a corporation incorporated under the laws of Mexico, which holds the joint ventured Juanicipio Project (the “Juanicipio Joint Venture”) with Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company controlled by Industrias Peñoles, S.A. De C.V. (“Peñoles”), holds the remaining 56% interest in Minera Juanicipio.

Summary Description of Business

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of mineral exploration properties, with its primary focus being silver projects located in the Mexican Silver Belt in Mexico. The principal properties of the Company include the Company’s 44% interest in the Juanicipio Joint Venture, a primarily silver exploration and development project (the “Juanicipio Project”), and its 100% owned Cinco de Mayo property, a silver, gold, lead and zinc exploration project (the “Cinco de Mayo Property”). The Company currently considers the Juanicipio Project and the Cinco de Mayo Property to be its material properties for the purposes of NI 43-101.

The Company also owns or holds an interest in a number of other property assets in Mexico.

Principal Projects

Juanicipio Project

The Juanicipio Project is located in the Fresnillo District, Zacatecas State, Mexico, approximately 6 kilometres west of the mining town of Fresnillo, and covers approximately 7,679 hectares. The Company initially acquired a 100% interest in the Juanicipio Project in 2003. From 2005 to 2007, Peñoles earned a 56% interest in the Juanicipio Project by conducting U.S.$5,000,000 of exploration on the property and purchasing U.S.$1,000,000 worth of Common Shares of the Company at market price at the time of purchase. In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio Project. In 2008 Peñoles transferred its 56% interest of Minera Juanicipio to Fresnillo pursuant to a statutory merger. Fresnillo is the operator of Minera Juanicipio, which is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”) and its corporate by-laws. Pursuant to the Shareholders Agreement and Minera Juanicipio’s corporate by-laws, each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and the Company, through Lagartos, contributing 44%, respectively, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the Shareholders Agreement.

The major asset associated with the Juanicipio Project is a high grade silver-gold-lead-zinc epithermal vein deposit. An NI-43-101-compliant technical report entitled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” was authored by Roscoe Postle Associates Inc. (“RPA”), dated June 12, 2014, as amended on June 30, 2014 and filed on SEDAR on July 3, 2014 (the “Juanicipio Technical Report”). Fresnillo prepares its own internal resource estimate annually. Fresnillo’s estimates are not prepared in compliance with NI 43-101, and were not used in the Juanicipio Technical Report and are not relied upon by the Company.

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty. No active exploration is currently being undertaken on the Company’s Cinco de Mayo Property, as the Company continues its efforts to obtain a renewed surface agreement with the local Ejido. Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable at this time. There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration.

Other Exploration Properties

The Company also holds interests in various other early stage exploration properties located in Mexico, including a property earn-in option agreement with Canasil Resources Inc. (“Canasil”). The Company may elect to earn into an initial 55% interest in Canasil’s 14,719 hectare Salamandra property in Durango, Mexico by making a final option payment of C$250,000 on or before May 23, 2016. The Company has fulfilled the exploration commitments required under the 55% earn-in option and is currently evaluating the earn-in decision to be made on or prior to May 23, 2016.

The Company continues to evaluate other exploration opportunities both on currently owned properties and on new prospects.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information included, or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Relating to the Company’s Business Operations	14

Speculative Nature of Mineral Exploration

Lack of Mineral Reserves

Likelihood of Commercially Mineable Deposit

Nature of Mineral Resource Estimates

Surface Use

Licenses and Permits

Business Climate in Mexico

Global Economic and Political Instability

Community Relations

Risks Relating to Financing the Company’s Business Operations	18
Necessity of Substantial Expenditures History of Losses and Lack of Realizable Value Dependence on Additional Financing for Future Liquidity Inadequate Funding
Risks Relating to Development of Juanicipio Project	19

No Formal Production Decision

Infrastructure, Power, and Water

Access to Skilled Workforce

Inconsistencies between Development Timeline and Juanicipio Technical Report

Capital Requirements and Timeline to Production

Risks Relating to the Company’s Property Titles	21
Title Risk Nature of Title Opinions Title Registered in Other Parties’ Names
Risks Related to Minority Investment in Juanicipio Project	21
Minority Shareholder Joint Venture Significant Shareholders
Risks Relating to the Continued Exploration on and Value of the Cinco de Mayo Property	23
Surface Right Access
Other Business Risks	23
Litigation Environmental Regulation Competitive Industry Lack of Infrastructure Key Personnel Cascabel and IMDEX

Qualified Personnel Conflicts of Interest Foreign Currency and Inflation Insufficient Insurance Metal Prices
Risks Relating to the Regulatory Environment	27
Anti-Corruption Laws Human Rights Laws Mexican Foreign Investment and Income Tax Laws Mexican Regulators Canadian Disclosure Practices Sarbanes-Oxley Act
Risks Relating to the Company’s Securities	29

Dilution Through Funding and Property Commitments

Share Price Volatility

Liquidity Tax Consequences of Passive Foreign Investment

Difficulties for U.S. Litigants

Asset Location

Dilution Through Exercise of Common Share Equivalents

Dividend Payment

Market for Securities Other Than Common Shares

Unsecured Debt Securities

Risks Relating to the Company’s Business Operations

Mineral exploration and development is a highly speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.

Exploration for minerals is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

None of the properties in which the Company has an interest has any mineral reserves.

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. The resource estimates contained in the Company’s technical reports are indicated and inferred resource estimates only and no assurance can be given that any particular level of recovery of silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. In particular, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Further, the economic assessment contained in the Juanicipio Technical Report is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described therein and herein, and there can be no assurance that actual costs will not be higher than anticipated. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company’s properties. Substantial expenditures would be required to establish mineral reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material to proven or probable reserves may be greater than the value of the Company’s reserves on a mineral property and may require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish mineral reserves at its properties. The failure to establish mineral reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Most exploration projects do not result in commercially mineable deposits.

The Company’s property interests are primarily at the exploration stage. None of the Company’s properties have known commercial quantities of minerals. Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration programs and is successful in identifying mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve. Most exploration projects do not result in the discovery of commercially mineable deposits of ores.

Estimates of reserves and resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, indigenous communities’ rights, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate. For example, the Juanicipio Technical Report includes a resource estimate prepared by RPA in accordance with NI 43-101. The grade of precious and base metals ultimately discovered may differ from the indicated drilling results. If the grade of the resource was lower, there would be a negative impact on the economics of the Juanicipio Project. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

Estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource figures referred to in the Juanicipio Technical Report, this prospectus and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any mineral resources must be considered as estimates only. Fresnillo prepares its own internal resources estimates annually in respect of the Juanicipio Project and such estimates may be materially different than those relied upon by the Company. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious and base metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or ore to waste ratio or extended declines in market prices for silver and precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

Rights to use the surface of the Company’s mineral properties are not guaranteed.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. Some properties, like the Juanicipio Project, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. In some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. In some areas, surface right compensation has been negotiated and is awaiting formal government expropriation in its favour. The Company’s interest in a property or project could be adversely affected by an inability to obtain surface access permissions, or by challenges, regardless of merit, to existing surface access agreements.

In the case of the Cinco de Mayo Property some members of the local Ejido are aligned against the Company having access to the surface rights, and the Company was asked to vacate the property in November of 2012 at what the Company believes was an illegally constituted Ejido Assembly. A subsequent legal challenge to the legality of the Assembly was rejected and an appeal has been filed. Although the Company is currently undertaking efforts to regain surface access to the Cinco de Mayo Property, there is no assurance that a surface access agreement with the Ejido will be attained, in which case the Company’s interest in the property may be permanently impaired.

There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in the Company losing its interest in its mineral properties.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s control. For example, the Company has been prevented from obtaining the Soil Use Change Permit required for the Cinco de Mayo Property due to the opposition from certain members of the local Ejido described above. In addition, development permitting delays resulting from a Mexican government changeover delayed the start of the decline development at the Juanicipio Project. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company does obtain, may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration, development or mining work, which may result in increased costs, delay in activities or the Company losing its interest in its mineral properties.

The properties in which the Company has an interest are in Mexico.

The Company’s operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and its joint venture partner, Fresnillo, and may adversely affect the Company’s business, including its interest in the Juanicipio Project.

Economic and political instability may affect the Company’s business.

The volatile global economic environment has created market uncertainty and volatility in recent years. From mid-calendar 2008 until early 2009 there was a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Similar instability in the market for metal commodities has been experienced since April 2013, and continues today. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced in periods of market instabilities. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt situation, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

There are no assurances with respect to the relative strength and stability of future metal markets. Although the Company remains financially strong, its liquidity and long term ability to raise the capital required to execute its business plans may be affected by market volatilities.

The Company’s future profitability and the viability of development depends in part upon the world market price of silver, and other metals such as gold, lead and zinc. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.

Prices and availability of commodities consumed or used in connection with exploration and development and mining, such as natural gas, diesel, oil and electricity, also fluctuate, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company’s operating costs or the timing and costs of various projects.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

Community relations may affect the Company’s business, including its interest in the Juanicipio Project.

Maintaining a positive relationship with the communities in which we operate, including with respect to the Juanicipio Project and the Cinco de Mayo Property, is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, we may come under pressure in the jurisdictions in which we explore or develop, to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Risks Relating to Financing the Company’s Business Operations

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations, or the funds required for development may not be obtained at all or on terms acceptable to the Company.

The Company’s expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company will require significant additional capital in the future to meet its project-related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements.

The Company has a history of losses and values attributed to the Company’s assets may not be realizable.

The Company has a history of losses and has no revenues from operations. None of the Company’s properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all. The Company has no proven history of performance, revenues, earnings or success. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate revenues with respect to its properties, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company’s future liquidity will depend upon its ability to arrange significant additional debt or equity financing.

The Company’s future liquidity is dependent upon the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis. Given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.

Sufficient funding may not be available to the Company for further exploration and development of its property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties. If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. The Company also has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. Accordingly, additional financing will be required to secure ownership of these properties. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this prospectus.

The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; (b) make the corresponding payments of semi-annual governmental (mining) duties to maintain its properties in good standing under Mexican law; and (c) make the minimum expenditures to earn its interest in such properties. In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

Risks Relating to the Development of the Juanicipio Project

Minera Juanicipio has not yet made a formal “Production Decision” at the Juanicipio Project.

A feasibility study confirming the economic feasibility of the Juanicipio Project is contemplated as a condition precedent to the joint venture parties making a development decision. Minera Juanicipio has not completed a feasibility study on the Juanicipio Project and, accordingly, a formal “production decision” has not yet been considered by the Company and Fresnillo. The decision in 2013 to commence the underground development and the access decline at the Juanicipio Project was made based on the results of a technical report entitled “Technical Report for Minera Juanicipio S.A. de C.V.” filed on SEDAR on July 16, 2012 (the “UPEA”), which has since been superseded and replaced by the Juanicipio Technical Report. While annual development budgets for 2014 and 2015 consistent with the recommendations of the UPEA, have been unanimously approved by both shareholders of Minera Juanicipio, and a preliminary 2016 development budget has been presented for consideration by Minera Juanicipio, further development budgets and a formal timeline to production have yet to be considered by Minera Juanicipio. Although Fresnillo has indicated in its public presentations that it expects Minera Juanicipio to be in production by 2018, there are no assurances that a formal development decision will be made or that production will be achieved by that date.

The contemplated development of the Juanicipio Project may be adversely impacted by lack of access and availability of infrastructure, power and water.

The development of the Juanicipio Project will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that we can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses.

Inadequate, inconsistent, or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

The contemplated development of the Juanicipio Project may be adversely impacted by a lack of access to a skilled workforce.

The development of the Juanicipio Project will depend on availability of a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce, could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

The financial results and the contemplated development timeline to production may not be consistent with the Juanicipio Technical Report.

Minera Juanicipio has not completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, there is no estimate of mineral reserves. Rather, any decision to continue the development of the Juanicipio Project will be based upon the results of the UPEA, until, and if and when, further technical studies are completed by the Juanicipio Joint Venture.

The Juanicipio Technical Report includes the same preliminary economic assessment as the UPEA, but the Juanicipio Technical Report was commissioned independently by MAG, and not by the Juanicipio Joint Venture. The preliminary economic assessment set out in the Juanicipio Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the estimates described in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to the size and grade of the resource, capital and operating costs, mineral recovery and financial viability. There is no guarantee that the construction will be completed or, if completed, that production will begin or that operating or financial results will be consistent with the Juanicipio Technical Report.

The Juanicipio Project capital requirements and timeline to production contemplated in the Juanicipio Technical Report are subject to volatility and uncertainty.

The development of the Juanicipio Project will use a significant amount of commodities, consumables and other materials. Prices for steel, concrete, fuel and other materials, commodities and consumables required for mine development can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond control of the project operator. Higher costs for construction materials like steel and concrete, or tighter supplies can affect the costs and timing of the project development.

The development of the Juanicipio Project will also utilize significant amounts of large and small equipment that may be critical to the development and construction of the project. Repeated and/or unexpected equipment failures and/or unavailability of equipment could cause interruptions or delays in the development and construction, and could have a material adverse effect on the project costs and timeline.

The Juanicipio Technical Report estimated total project capital of U.S.$302 million for the Juanicipio Project inclusive of capitalized operating costs (MAG’s share is U.S.$133 million), over 3.5 years from the start of development. Neither Minera Juanicipio, nor the Company has completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, these estimates are subject uncertainty. The Juanicipio Technical Report is preliminary in nature and there is no certainty that the estimates described in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including that actual project capital costs may significantly exceed U.S.$302 million, and that the timeline to production may be longer than 3.5 years.

Risks Relating to the Company’s Property Titles

The Company’s mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.

The Company’s mineral property rights, including its indirect interest in the Juanicipio Project, may be subject to prior unregistered agreements, transfers and claims and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. A full investigation of legal title to the Company’s property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties may dispute title or access to the properties in which the Company has an interest. The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects. Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.

Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title. Any challenge to the title or access to any of the properties in which the Company has an interest, including its indirect interest in the Juanicipio Project, may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.

All of the agreements under which the Company may earn interests in properties, including any indirect interest acquired through Minera Juanicipio, have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Risks Related to Minority Investment in the Juanicipio Project

The Company is a minority shareholder of Minera Juanicipio and therefore may be dependent on, and subject to, the decisions of the majority shareholder.

The terms of the Shareholders Agreement governing the operation of Minera Juanicipio, as well as its corporate by-laws provide effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the

Shareholders Agreement, the by-laws of Minera Juanicipio and applicable law. If Fresnillo manages the affairs of Minera Juanicipio in a manner that results in violations of applicable laws, such violation may have an adverse impact on the Company.

Fresnillo, as operator of the Juanicipio Project, has the ability to take certain actions, legal or otherwise, which may result in the shareholders of Minera Juanicipio having to fund cash calls. The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether. Fresnillo is a much larger entity with far greater access to financial resources than the Company.

The Company holds its Juanicipio Project interest through a joint venture and therefore may be adversely impacted by disputes with its joint venture partner.

The Company’s interest in the Juanicipio Project is also subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held through joint ventures: disagreement with joint venture partners on how to conduct business efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners.

The joint venture in respect of the Juanicipio Project is organized through a corporation (Minera Juanicipio) that is formed under and governed by the laws of Mexico. The laws in Mexico do not provide all of the same protections that are available to shareholders of corporations that are formed under the laws of Canada or the United States. Accordingly, any dispute between the Company and Fresnillo as the shareholders of Minera Juanicipio could have a materially adverse effect on the Company.

In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (the “ICC”), and in May 2011, the Company announced that it had received a favourable unanimous ruling, dated April 28, 2011, of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against its joint venture partner, Fresnillo. In its ruling, the arbitral tribunal awarded MAG U.S.$1.86 million in damages. Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.

The Company has significant shareholders that may be able to exert influence over the direction of the Company’s business.

Based upon the Company’s review of the insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”) with respect to Fresnillo, Mason Hill Advisors LLC (“Mason Hill”) and their respective affiliates, and filed on the SEC’s EDGAR system with respect to Black Rock, Inc. (“Black Rock”), Tocqueville Asset Management L.P. (“Tocqueville”) and their respective affiliates, as at the date of this prospectus, the Company believes that Black Rock, Fresnillo, Tocqueville, Mason Hill and each of their respective affiliates currently hold approximately 16.3%, 14.0%, 9.7% and 9.1%, respectively, of the Company’s Common Shares. Accordingly, Black Rock, Fresnillo, Tocqueville and Mason Hill, either in unison and/or individually, may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including mergers and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of shareholders takes place in such shareholder meetings, Fresnillo, Mason Hill and/or Black Rock may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.

Further, the significant ownership of Common Shares by Fresnillo, Mason Hill, Black Rock and Tocqueville may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that is the operator of the Juanicipio Project, and has substantial property holdings surrounding the Juanicipio Project, may give rise to potential conflicts of interest, as Fresnillo’s interests may differ from, or be adverse to, the interests of the Company’s other shareholders. Without the consent and cooperation of Fresnillo, Minera Juanicipio may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.

Risks Relating to the Continued Exploration on and value of the Cinco de Mayo Property

The Company may not be able to resolve its surface access issue at the Cinco de Mayo Property.

At the Cinco de Mayo Property, some members of the local Ejido are aligned against the Company having surface right access, and the Company was asked to vacate the property in November 2012. Although the Company is currently in the process of attempting to regain surface access to the Cinco de Mayo Property, and believes the matter will be ultimately resolved, there is no assurance that a surface access agreement with the Ejido will be attained and the overall timeline to successful resolution, if any, is not determinable at this time, in which case the Company’s interest in the property may be permanently impaired.

Further exploration and drilling can resume only upon obtaining a surface access agreement with the local Ejido.

Other Business Risks

The Company or Minera Juanicipio may be subject to litigation, the disposition of which could negatively affect the Company’s profits to varying degrees.

All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, each of the Company and Minera Juanicipio may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company’s operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company’s liability insurance may not fully cover such claims. See also “The Company holds interests through joint ventures and therefore may be adversely impacted by disputes with joint venture partners”.

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and Minera Juanicipio’s operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development, the possibility of affected parties pursuing class action lawsuits and a higher level of responsibility for companies and their officers, directors and employees. The Company’s operations and the operations of Minera Juanicipio at the Juanicipio Project are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations and the operations of Minera Juanicipio. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and Minera Juanicipio and may cause material changes or delays in the Company’s and Minera Juanicipio’s intended activities. The environmental impact assessments may impose the condition to the Company or Minera Juanicipio of obtaining the authorization from the indigenous communities where the mining activities are to be carried out.

Mineral exploration is a highly competitive industry.

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company may face equipment shortages, access restrictions and a lack of infrastructure.

The majority of the Company’s interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, including the Company’s interest in the Juanicipio Project, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company or the delay in availability of these items could prevent or delay exploitation or development of the Company’s mineral properties. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and Minera Juanicipio and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company’s operations and financial results.

The Company is dependent on its key personnel, some of whom may not have entered into written agreements with the Company and none of whom is insured by the Company.

The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance. The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan. The Company has not obtained “key man” insurance for any of its management. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition. The loss of George Paspalas in particular could have a negative impact on the Company until he is replaced.

The Company is dependent on Cascabel and IMDEX to oversee its operations in Mexico.

The Company is dependent upon the continued availability and commitment of Cascabel and IMDEX for the day-to-day supervision of the Company’s operations in Mexico. The Company also relies heavily on Dr. Peter Megaw, a principal of Cascabel and IMDEX, for the planning, execution and assessment of the Company’s exploration programs. Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all the Company’s projects, including the Juanicipio Project and the Cinco de Mayo Property. Dr. Megaw was a director of MAG from February 6, 2006 to June 23, 2014 and has since been appointed the Company’s Chief Exploration Officer (although he is still remunerated through IMDEX). IMDEX is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for Dr. Megaw. The loss of Dr. Megaw, or the services of Cascabel and IMDEX, could impair the Company’s ability to execute its business plan in Mexico, and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If either the Company or Minera Juanicipio is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s and Minera Juanicipio’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff may be required, particularly in Mexico. The Company or Minera Juanicipio may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company or Minera Juanicipio is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects (including the Juanicipio Project) at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company or Minera Juanicipio may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

Conflicts of interest may arise among the Company’s directors as a result of their involvement with other natural resource companies.

Most of the Company’s directors do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the Business Corporations Act (British Columbia), has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Option agreements to acquire property interests in Mexico may result in option payments by the Company denominated in Mexican pesos, Canadian or U.S. dollars over a period of years. Exploration and development programs to be conducted by the Company in Mexico will be partially funded in Mexican pesos and any appreciation in Mexican currency against the U.S. dollar will increase the costs of carrying out operations in Mexico.

The Company has determined that its functional currency is the U.S. dollar; however, it maintains a portion of cash balances in Canadian and Mexican pesos in order to fund expenditures in such currencies. The Company is therefore exposed to currency risks and exchange losses may be realized on a devaluation of either the Canadian dollar or Mexican peso.

The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company’s operations.

Unusual or unexpected formations, power outages, labour disruptions, indigenous communities complaints, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs in the Company’s mineral properties, including the Juanicipio Project and the Cinco de Mayo Property, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. There was a fatality at the Juanicipio Project in 2014. Safety measures have been implemented by the Company or its joint venture partner, Fresnillo, but there are no assurances that these measures will be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company’s insurance may not cover all potential risks associated with the Company’s operations, including the operations in the Juanicipio Project and the Cinco de Mayo Property. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company’s operations and financial condition. In addition, from time to time, the Company and Minera Juanicipio may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company or Minera Juanicipio is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company or Minera Juanicipio is subject to governmental investigations or proceedings, it may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company’s mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company or Minera Juanicipio, as applicable, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

Metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company.

Metal prices, including gold, silver, zinc and lead prices, have fluctuated widely in recent years. The marketability and price of any metals that may be acquired or produced by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Declines in metal prices may have a negative effect on the Company and on the trading value of its shares.

Risks Relating to the Regulatory Environment

The Company is subject to anti-corruption laws.

The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business. The Company cannot ensure that its employees or the employees of Minera Juanicipio or other agents will not engage in such prohibited practices, for which the Company or Minera Juanicipio could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company’s business and financial condition. The Company has adopted a Code of Business Conduct and Ethics to promote legal and ethical business conduct by its directors, officers and employees. However, the Company cannot provide assurance that this code, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity. In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors or joint venture partners, for which the Company might be held responsible.

The Company may be required by human rights laws to take actions that delay the advancement of its projects.

There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company’s current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on its reputation. Opposition by such groups to the Company’s or Minera Juanicipio’s operations may require modification of, or preclude the operation or development of, its projects or may require the Company or Minera Juanicipio to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.

Mexican Foreign Investment and Income Tax Laws apply to the Company.

Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican corporate taxes. Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax. As of January 1, 2014, there is a new withholding tax on dividends paid by a Mexican company to Mexican individuals and non-Mexican shareholders of 10% applicable only to “previously tax net earnings” generated as of 2014; “previously tax net earnings” generated until 2013 are not subject to this withholding tax. This withholding tax rate may be reduced under the applicable Tax Treaties to Avoid Double Taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%. As of January 1, 2014, a mining royalty fee is in effect in Mexico of 7.5% on income before tax, depreciation, and interest, as well as an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues, as described above under “Income Tax – New Tax Regime Effective January 1, 2014”. Among the amendments for 2014, Mexican companies are no longer allowed to partially deduct certain expenses such as fringe benefits paid to its employees which in turn are tax exempted for the same employees (e.g. food coupons, pension and retirement funds additional to those provided for under the Mexican Security Law).

The IETU Flat Tax (Impuesto Empresarial a Tasa Unica) which was structured as an alternative minimum tax was repealed effective January 1, 2014.

The VAT is an indirect tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is 16%.

The Company’s activities in the properties are subject to extensive laws and regulations governed by Mexican regulators.

The Company’s activities, including but not limited to the operations at the Juanicipio Project and the Cinco de Mayo Property, are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, indigenous communities’ rights and other matters. Specifically, the Company’s Mexican mining concessions are subject to regulation by the Mexican Department of Economy – Direccion General of Mines (“DGM”), the environmental protection agency of Mexico (“SEMARNAT”), Comisión Nacional del Aqua (“CONAGUA”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The Company follows Canadian disclosure practices concerning its Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.

The Company’s mineral resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC’s reporting and disclosure requirements, as the Company reports resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary Note for United States Investors”.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During the Company’s five most recent fiscal years, management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and, for its fiscal years 2006 through 2011, SOX required an attestation report by the Company’s independent auditors addressing the effectiveness of internal control over financial reporting. However, in April 2012 the requirement of auditor attestation was, with respect to “emerging growth companies”, repealed by the “Jumpstart Our Business Startups Act” (“JOBS Act”). Because the Company is presently an “emerging growth company” within the meaning of the JOBS Act, it is now exempt from the SOX requirement of auditor attestation regarding its internal controls over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Company’s Securities

Funding and property commitments may result in dilution to the Company’s shareholders.

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company (the “Board”) has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The price of the Company’s Common Shares is volatile.

Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

There is no assurance of a sufficient liquid trading market for the Company’s Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE MKT or achieve listing on any other public listing exchange.

The Company is a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. Holders of Offered Shares.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that MAG was a PFIC for the 2014 financial year. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

The Company, its principals and assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.

All of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.

All of the Company’s mineral assets are located outside of Canada.

All of the Company’s mineral assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.

The Company has common share equivalents issued consisting of Common Shares issuable upon the exercise of outstanding exercisable stock options or issuable upon the conversion of restricted share units (“RSUs”) and deferred share units (“DSUs”) each convertible into one Common Share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options. RSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, stock options, RSUs and DSUs. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

The Company has not paid dividends and may not pay dividends in the foreseeable future.

Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings if any, its capital requirements and financial condition, and other relevant factors. The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

There is currently no market through which our securities, other than our Common Shares, may be sold.

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, subscription receipts, units or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for working capital requirements and for exploration and development of the Company’s mineral properties in Mexico, including, but not limited to, funding underground development, mine capital expenditures, and ongoing exploration for the Juanicipio Project through 2017 and into 2018.

The Company has an obligation to fund its 44% pro rata interest in the exploration and development of the Juanicipio Project in order to maintain its proportionate ownership in the project and to avoid dilution. Although no feasibility study has been prepared in respect of the Juanicipio Project and no formal production decision has been made (see “Risks Relating to Development of Juanicipio Project” above), underground development was commenced by the Company’s joint venture partner, Fresnillo, in 2013 and is currently ongoing. In addition, Fresnillo has publicly reported that it expects that the Juanicipio Project will be in production by approximately 2018.

The Company currently has no debt and sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months. However, the scale and scope of the complete development of the Juanicipio Project will require capital over the next 2.5 years exceeding the Company’s current cash on hand resources. As well, should the Company obtain a renewed surface access agreement with the local Ejido, additional funding would be required to undertake active exploration on the Cinco de Mayo property.

As the Company currently has no operating revenues, it experienced a negative operating cash flow for the year ended December 31, 2015 and it expects to experience a negative operating cash flow for the 2016 financial year. In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities (including debt securities). More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

On July 16, 2014, the Company completed a $79 million offering of common shares by way of a short form prospectus. With full exercise by the underwriters of the over-allotment option on August 13, 2014, the Company raised an aggregate of $86,284,500 from the offering. The actual use of net proceeds, as compared to the use of net proceeds disclosed in the short form prospectus dated July 9, 2014 is as follows:

Use of Net Proceeds	As Disclosed in Prospectus dated July 9, 2014 (including the Over-Allotment Option) ($Millions)	Actual Use of Net Proceeds to January 18, 2016(1) ($Millions)	Variance/ Not Spent Yet (Spent in excess) ($Millions)
Exploration expenditures at the Juanicipio Project	$3	$3.348	$(0.348	)(2)
Development expenditures at the Juanicipio Project	$71.470275	$8.080	$63.390275	(3)

(1)	Cash calls funded to the Juanicipio Project are made in U.S.$ and for the purposes of this analysis, have been converted to C$ based on the closing U.S.$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.
(2)	After reviewing exploration results of four new deep exploration holds in 2015, Fresnillo and MAG jointly agreed to an additional 10,000 metre U.S.$1.5 million (MAG’s 44% share is U.S.$0.66 million) drill program to further delineate the extent of the new deep zone. This drill program is currently underway, and was fully funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering.

(3)	The Company’s intended use for the majority of the net proceeds of the 2014 offering was to fund underground development and mine capital expenditures for the Juanicipio Project. As the first 32 months of development focuses primarily on ramp decline, the majority of the capital costs are yet to be incurred, and are expected to be incurred in the latter part of the development schedule through 2017.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous twelve month period, Common Shares that we issued upon the exercise of options, share units or deferred share units granted under our equity incentive plans, and in respect of such equity securities exercisable or convertible into Common Shares that we granted under such equity incentive plans, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

MARKET FOR SECURITIES

Our Common Shares are listed on the TSX in Canada (trading symbol: MAG) and on the NYSE MKT in the United States (trading symbol: MVG). Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year or preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

Since September 30, 2015, the date of our most recently published interim financial statements, there have been no material changes in our consolidated share and loan capital. Information relating to any issuances of our Common Shares within the previous twelve month period will be provided as required in a prospectus supplement under the heading “Prior Sales”.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this short form prospectus, 69,407,386 Common Shares and no preferred shares are issued and outstanding.

Common Shares

The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available for such purpose and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

On January 18, 2008, the shareholders of the Company approved a shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. The Rights Plan provides for expiry at the end of the third annual general meeting of the Company’s shareholders following initial approval, unless renewed by the shareholders. On February 22, 2009, the Board approved certain amendments (the “Amendments”) to the Rights Plan in the form of an amended and restated shareholder rights plan agreement. On March 24, 2009, the Amendments were approved by the Company’s shareholders at the annual and special meeting of shareholders and by the TSX. On May 14, 2010, the Board approved the continuation of the Rights Plan. On June 22, 2010, the continuation was approved by the shareholders at the annual and special meeting of Shareholders and by the TSX. On May 13, 2013, the Board again approved the continuation of the Rights Plan. On June 18, 2013, the continuation of the Rights Plan was approved at the annual and special meeting of shareholders and by the TSX.

Dividend Policy

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Preferred Shares

We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” or “MAG” refer to MAG Silver Corp., but not to our subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture to be entered into between us and one or more trustees. Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture relating to the debt securities has been filed as an exhibit to MAG’s registration statement filed with the SEC. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities, once it has been entered into. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may also issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to, or rank pari passu with, our other liabilities or obligations;

•	whether the payment of the debt securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places we will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

•	the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$2,000 and any multiple of U.S.$l,000 in excess thereof and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

•	the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•	issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•	issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	we fail to make any required sinking fund or analogous payment for that series of debt securities;

•	we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 90 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of all series of debt securities affected by an event of default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•	the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	adversely affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•	provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the debt securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture may contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) in Canada will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

The particular terms of each issue of warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the number of Common Shares or debt securities that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares or debt securities may be purchased upon exercise of each warrant;

•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities that may be purchased, (ii) the exercise price per security or (iii) the expiry of the warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the warrants or the underlying securities on any exchange;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

MAG may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;

•	the price at which the units will be offered;

•	the designation, number and terms of the securities comprising the units and any agreement governing the units;

•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

•	whether we will apply to list the units on any exchange;

•	material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

•	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after it has entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

•	the price at which the subscription receipts will be offered;

•	the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of MAG to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether we will issue the subscription receipts as bearer securities, as registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other MAG securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we will apply to list the subscription receipts on any exchange;

•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of MAG. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt

Agreement. Common shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, our securities;

•	any proceeds to us; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte LLP, Chartered Professional Accountants, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

INTEREST OF EXPERTS

The technical information, mineral resource estimates and economic estimates relating to the Juanicipio Project, the Cinco de Mayo Property and the Company’s other properties included or incorporated by reference in this short form prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons are named as having prepared or certified a report under NI 43-101 referenced in this short form prospectus, either directly or in a document incorporated by reference.

David Ross, P.Geo., Jason Cox, P.Eng., and Holger Krutzelmann, P.Eng. are the authors responsible for the preparation of the Technical Report entitled “Technical Report on the Mineral Resource Update for the

Juanicipio Joint Venture, Zacatecas State, Mexico”, dated June 12, 2014, as amended on June 30, 2014 and filed on SEDAR on July 3, 2014. This report replaces and supercedes the previously filed reports with respect to the Juanicipio Project.

David Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc., is the author responsible for the preparation of the Technical Report dated November 14, 2012 entitled “Technical Report on the Upper Manto Deposit, Chihuahua, Mexico”.

David Ross, M.Sc., P.Geo., of Roscoe Postle Associates Inc., is the author responsible for the preparation of the Technical Report dated September 10, 2010 entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico”.

Dr. Peter Megaw, Ph.D., C.P.G., and a Qualified Person as defined under NI 43-101, has prepared, supervised the preparation of or reviewed certain parts of this short form prospectus and the documents incorporated by reference herein that are of a scientific or technical nature.

Deloitte LLP, Chartered Professional Accountants, have prepared a report of an independent auditor’s report dated March 25, 2015 in respect of the Company’s consolidated financial statements as at December 31, 2014 and 2013. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, Canada.

None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates, other than Dr. Peter Megaw who is a shareholder of the Company and holds approximately 0.5% of the outstanding securities of the Company. Cascabel and IMDEX, of which Dr. Peter Megaw is a principal, is entitled to a 2.5% net smelter return (“NSR”) royalty on the Guigui mining concessions, and the principals of Cascabel and IMDEX are entitled to a 2.5% NSR royalty on the Cinco de Mayo Property.

AGENT FOR SERVICE OF PROCESS

Dr. Peter Megaw resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Dr. Peter Megaw	MAG Silver Corp. 770 – 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of U.S. law. As of the date of this prospectus, to the best of the Company’s knowledge, the partners and associates of Blake, Cassels  & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates, 850 Liberty Avenue, Suite 204, Newark, Delaware 19711 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.